File No. 30- 1






                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.   20549


                                     FORM U5S

                                  ANNUAL REPORT


                       For the Year Ended December 31, 1996


         Filed Pursuant to the Public Utility Holding Company Act of 1935

                                       by

                                UNITIL CORPORATION
              6 Liberty Lane West, Hampton, New Hampshire  03842-1720




                                TABLE OF CONTENTS

                                ITEMS                           PAGE
                                Item 1                           1
                                Item 2                           2
                                Item 3                           3
                                Item 4                           4
                                Item 5                           5
                                Item 6  Part I                   6
                                        Part II                  8
                                        Part III(a)              9
                                                (b)             13
                                                (c)             14
                                                (d)             14
                                                (e)             14
                                                (f)             15
                                Item 7  Part I                  16
                                        Part II                 16
                                Item 8  Part I                  16
                                        Part II                 16
                                        Part III                16
                                Item 9  Part I                  16
                                        Part II                 16
                                        Part III                16
                                Item 10 Financial Statements    17
                                        Exhibits                28



                                      ITEM 1

          SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 1996

  Name of Company       Number of        % of        Issuer         Owner's
                         Common          Voting       Book           Book
                         Shares           Power       Value          Value
                         Owned

Unitil Corporation

 Concord Electric
    Company (CECO)              131,745  100%      10,103,622      10,103,622
 Exeter & Hampton
    Electric Company (E&H)      195,000  100%      11,305,563      11,305,563
 Fitchburg Gas and Electric
    Light Company (FG&E)      1,244,629  100%      35,882,854      35,882,854
 Unitil Power Corp. (UPC)           100  100%         362,631         362,631
 Unitil Realty Corp. (URC)          100  100%       1,157,573       1,157,573
 Unitil Resources, Inc. (URI)       100  100%          55,119          55,119
 Unitil Service Corp. (USC)         100  100%           2,688           2,688



                                      ITEM 2

                      ACQUISITIONS OR SALES OF UTILITY ASSETS

	Information concerning acquisitions or sales of utility assets by System companies not reported in a certificate filed pursuant to Rule 24 -
                                       None


ITEM 3.   ISSUE, SALE, PLEDGE, GUARANTEE, OR ASSUMPTION OF SYSTEM SECURITIES

Name of      Name Of Company                                        Authori-
Issuer       Issuing, Selling,      Brief Description               zation or
and Title    Pledging, Guaranteeing  of Transaction   Consideration Exemption
of Issue     or Assuming
  (1)              (2)                    (3)              (4)         (5)
                                                        (In Whole
                                                         Dollars)

Unitil
Corporation
(UTL)
                  UTL              Issuance of Shares
                                   Pursuant to Stock
                                   Option Plan on 7/24/96           HCAR No.
                                    - 2,400 shares         $19,920  35-25677



                  UTL            Issued on Various Dates,
                                 52,081 Shares in Connection
                                 with the Company's Dividend
                                 Reinvestment and Stock
                                 Purchase Plan and Tax
                                 Deferred Savings and
                                 Investment Plan        $1,111,261  HCAR No.
                                                                    35-25677


Short-term     UTL, CECo, E&H,   Bank Borrowings Made
Bank           FG&E, Service,    on Various Dates and
Borrowings     Realty, Power,    Such Funds Lent to
               Resources         Affiliates Under the               HCAR No.
                                 Unitil Cash Pool         (A)       35-26328




(A) Maximum borrowing authority is $23,000,000. Borrowings outstanding at December 31, 1996 were $21,400,000.


ITEM 4.  ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES


Name of
Issuer         Name Of                   Extinguished(EXT)    Authorization
and       Company Acquiring,             Distributed(D)       or  Exemption
Title of    Redeeming, or     Consider   or Held(H) For
Issue    Retiring Securities   ation     Further Disposition


 (1)               (2)           (3)            (4)                (5)
                              (In Whole
                               Dollars)
Unitil
Corporation
(UTL)
Common Stock, Unitil                                             HCAR No.
No Par Value  Service Corp.                      D & H (B)       35-25951


Exeter & Hampton
Electric
Company (E&H)

Redeemable Preferred Stock
    $100 Par Value:
         5% Series   E&H        $7,000             EXT            Rule 42

Fitchburg Gas and
Electric Light
Company (FG&E)

Redeemable Preferred Stock
   $100 Par Value:
       5.125% Series  FG&E     $42,000             EXT            Rule 42
       8% Series      FG&E     $59,000             EXT            Rule 42



(B) Common Stock Purchased on the Open-Market to Satisfy Requirements of the Management Performance Compensation Program.


ITEM 5.   INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES AS OF
          DECEMBER 31, 1996

1. Aggregate amount of Investments in persons operating in the retail service area.


Name of  Name of   Nature of    Description Number  Percent     Owner's
Company  Issuer    Issuer's     of          of      of Voting   Book
                   Business     Securities  Shares  Power       Value(In
                                                                Dollars)

  (1)      (2)        (3)           (4)       (5)     (6)          (7)


 CECo    Concord    Economic    Common Stock  120      *          $3,000
         Regional  Development
         Development
         Corp.


E&H	Collin & Alkman
        Group          Retail  12% S.F.Debenture       *            $500

        Wickes
        Companies, Inc. Retail  Capital Stock   3      *              $6

FG&E	Ames Department
        Store           Retail  Cum. Pref Stk. 32      *            $170

        Massachusetts
        Business
        Development    Economic
        Corp.        Development Common Stock 350      *          $3,500

        Boundary Gas,  Gas       Common Stock 0.57     *             $57
        Inc.          Distribution


2.  Securities owned not included in 1 above.
	None


                                      ITEM 6

         OFFICERS AND DIRECTORS OF UNITIL CORPORATION AND SUBSIDIARIES

         Part 1. As of December 31, 1996:


			LEGEND OF ABBREVIATIONS
			CB		Chairman of the Board
			D		Director
			CEO		Chief Executive Officer
			P		President
			COO		Chief Operating Officer
			CFO		Chief Financial Officer
			SEVP		Senior Executive Vice President
			EVP		Executive Vice President
			SVP		Senior Vice President
			VP		Vice President
			T		Treasurer
			S		Secretary/Clerk
			C		Controller



Name and
Business Address        Unitil  CECo  E&H   FG&E  USC   URC   UPC   URI
Michael J. Dalton
6 Liberty Lane West     D,P,                      D,
Hampton, NH  03842      COO     D,P   D,P   D,P   SEVP   D     D    D,VP

Thomas M. Hardiman
5 Walker Street
Concord, NH   03301	   	D

G. Arnold Haynes
34 Washington Street
Wellesley, MA   02181   D                    D

Douglas K. Macdonald
8 Wilson Avenue
Concord, NH   03301	    D	    D

J. Parker Rice, Jr.
112 River Street
Fitchburg, MA   01420   D                    D

John J. Quinn
13 Williams Circle
Stratham. NH   03885                  D

Peter J. Stulgis
6 Liberty Lane West     D,CB,
Hampton, NH  03842      CEO                       D,P    D     D     D

Charles H. Tenney II
300 Friberg Parkway
Westborough, MA 01581   D

Charles H. Tenney III
300 Friberg Parkway
Westborough, MA 01581   D

William W. Treat
P.O. Box 800
Stratham, NH  03885     D             D

W. William VanderWolk,
Jr. 172 South Willow
Street
Manchester, NH   03103  D       D

Robert L. Ware
P.O. Box 2202
Fitchburg, MA   01420                        D

Franklin Wyman, Jr.
211 Congress Street
Boston, MA  02110       D                    D

Joan D. Wheeler
P.O. Box 895
Hollis, NH  03049	      D

Michael B. Green
250 Pleasant Street
Concord, NH  03301		    D

H. Alfred Casassa
459 Lafayette Road
Hampton, NH  03841                    D

Gail A. Siart
6 Liberty Lane West     CFO,T,
Hampton, NH  03842      S                         SVP,D  D,P        VP,T

Stewart E. Aither
6 Liberty Lane West
Hampton, NH  03842              SVP   SVP   SVP   VP

David K. Foote
6 Liberty Lane West
Hampton, NH  03842                          SVP   VP           D,SVP

Raymond J. Morrissey
6 Liberty Lane West
Hampton, NH  03842                                VP

Mark H. Collin
6 Liberty Lane West
Hampton, NH  03842              T     T     T     VP,T   T      T

Richard Heath
One McGuire Street
Concord, NH   03302		VP

Anthony Smoker
6 Liberty Lane West
Hampton, NH  03842                    VP

Glenn D. Appleton
6 Liberty Lane West
Hampton, NH  03842                                 VP

James G. Daly
6 Liberty Lane West
Hampton, NH  03842                                 SVP,D        P,D    VP

George R. Gantz
6 Liberty Lane West
Hampton, NH  03842                                 SVP,D               D,P

Sandra L. Walker
6 Liberty Lane West
Hampton, NH  03842              S     S              S      S    S      S

Laurence M. Brock
6 Liberty Lane West
Hampton, NH  03842              C     C     C        C      C    C      C

M. Mitchell Bodnarchuk
285 John Fitch Highway
Fitchburg, MA  01420                        VP,S



Part II.	Each officer and director with a financial connection within the provisions of Section 17(c) of the Act are as follows:

Name of Officer  Name and Location of     Position Held in   Applicable
or Director      Financial Institution    Financial         Exemption Rule
                                          Institution
    (1)                (2)                     (3)               (4)



Franklin Wyman,  Brookline Savings Bank,   Trustee,
Jr.               Brookline MA             Vice President        70(c)



ITEM 6. (continued)

	Part III. The disclosures made in the System companies' most recent proxy statement and annual report on Form 10-K with respect to items (a) through (f) follow:

(a)	COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Directors' Compensation
	Members of the Board of Directors who are not officers of Unitil or any of its subsidiaries receive an annual retainer fee of $7,000 and $500 for each Board meeting attended. Members of the Executive Committee, who are not officers of Unitil or any of its subsidiaries, receive an annual retainer fee of $2,000 and $400 for each meeting attended. Members of the Audit Committee and Compensation Committee receive an annual retainer fee of $1,000 and $400 for each meeting attended. Those Directors of Unitil who also serve as Directors of CECo, E&H or FG&E and who are not officers of Unitil or any of its subsidiaries receive a meeting fee of $100 per subsidiary meeting attended and no annual retainer fee from CECo, E&H or FG&E. All Directors are entitled to reimbursement of expenses incurred in connection with attendance at meetings of the Board of Directors and any Committee on which they serve.

Executive Compensation
	The tabulation below shows the compensation Unitil Corporation, or any of its subsidiaries, has paid to its Chief Executive Officer and its most highly compensated officers whose total annual salary and bonus were in excess of $100,000 during the year 1996.

					      Long-Term Compensation
                Annual Compensation                Awards       Payouts
Name and                                Other   Restricted          All Other
Principal               Salary  Bonus   Annual  Stock   Options LTIPCompensation
Position (1)      Year    ($)    ($)(2) Comp.   ($)  Awards(#)Payouts ($)
(a)                (b)    (c)    (d)     (e)    (f)   (g)   (h)     (i)
Peter J. Stulgis  1996 241,025 100,036     -     -     -     -     $13,058(3)
Chairman of the   1995 215,300 110,411     -     -     -     -
Board & CEO       1994 208,300  94,394     -     -     -     -

Michael J. Dalton 1996 169,200  61,959     -     -     -     -     $10,628(4)
President & Chief 1995 164,400  63,347     -     -     -     -
Operating Officer 1994 159,600  61,932     -     -     -     -

Gail A. Siart (5) 1996  97,500  32,580     -     -     -     -     $ 4,152 (5)
CFO, Treasurer &  1995  90,000  47,228     -     -     3,000 (6)
Secretary         1994  79,033  24,928     -     -     -     -

James G. Daly (5) 1996  95,625  32,580     -     -     -     -     $ 4,244 (7)
Senior VP,        1995  88,675  47,228     -     -     3,000 (6)
Unitil Service    1994  76,517  29,128     -     -     -     -

George R. Gantz(5)1996  95,625  32,580     -     -     -     -     $ 4,765 (8)
Senior VP,        1995  89,000  42,428     -     -     3,000 (6)
Unitil Service    1994  78,408  27,228     -     -     -     -


NOTES:
(1)	Officers of the Company also hold various positions with subsidiary companies. Compensation for those positions is included in the above table.
(2)	Bonus amounts are comprised of Management Performance Compensation
Program (MPCP) cash and stock awards and distributions from the System's non-utility subsidiary, Unitil Resources. Unitil maintains a management performance compensation program ("MPCP") for certain management employees, including Executive Officers. The MPCP provides for awards to be calculated annually and paid in a combination of cash and Unitil Common Stock. Awards are based on several factors designed to reflect the Company's performance and the attainment of individual performance goals. There was no distribution from Unitil Resources in 1996.
(3)	All Other Compensation for Mr. Stulgis for the year 1996 includes the company's contribution to the Tax Qualified Savings and Investment Plan ("401(K)"), Supplemental Life Insurance payment, and Group Term Life Insurance payment, valued at $4,500, $7,340 and $1,218, respectively.
(4)	All Other Compensation for Mr. Dalton for the year 1996 includes,
401(K) company contribution, Supplemental Life Insurance payment and Group Term Life Insurance payment, valued at $4,500, $3,558 and $2,570, respectively.
(5)	All Other Compensation for Ms. Siart for the year 1996 includes
401(K) company contribution, Supplemental Life Insurance payment and Group Term Life Insurance payment, valued at $3,597, $369 and $186, respectively.
(6)	Options were granted in 1995 under the Key Employee Stock Option Plan
(see "Other Compensation Arrangements" and subsequent notes).
(7)	All Other Compensation for Mr. Daly for the year 1996 includes 401(K)
company contribution, Supplemental Life Insurance payment and Group Term Life Insurance payment, valued at $3,541, $517 and $186, respectively.
(8)	All Other Compensation for Mr. Gantz for the year 1996 includes
401(K) company contribution, Supplemental Life Insurance payment and Group Term Life Insurance payment, valued at $3,541, $732 and $492, respectively.


OTHER COMPENSATION ARRANGEMENTS

The table below provides information with respect to options to purchase shares of the Company's Common Stock exercised in fiscal 1996 and the value of unexercised options granted in prior years under the Key Employee Stock Option Plan ("Option Plan") to the named executive officers in the Summary Compensation Table and held by them as of December 31, 1996. No options were granted in fiscal 1996 to any of the named Executive Officers. The Company has no compensation plan under which Stock Appreciation Rights
(SARs) are granted.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR (FY)
AND FY-END OPTION VALUES
                 Shares            Number of Unexercised  Value of Unexercised
                Acquired                Options at      In-the-Money Options at
Name and        on       Value        FY-End (#) (2)              FY-End ($)
Principal       Exercise Realized        Exercisable/          Exercisable/
Position (1)    (#)     ($)           Unexercisable (3)        Unexercisable
(a)             (b)     (c)                  (d)                        (e)
Peter J. Stulgis-       -       exercisable     24,000  exercisable     $287,040
Chairman of the -       -       unexercisable   0       unexercisable   0
Board & CEO	-	-

Michael J. Dalton-      -       exercisable     24,000  exercisable     $282,960
President & Chief-      -       unexercisable   0       unexercisable   0
Operating Officer-      -

Gail A. Siart	-	-	exercisable	5,078	exercisable	$47,124
CFO, Treasurer &-       -       unexercisable   0       unexercisable   0
Secretary	-	-

James G. Daly 	-	-	exercisable	5,032	exercisable	$42,168
Senior VP,	-	-	unexercisable	0	unexercisable	0
Unitil Service	-	-

George R. Gantz -       -       exercisable     5,078   exercisable     $47,124
Senior VP,	-	-	unexercisable	0	unexercisable	0
Unitil Service	-	-


NOTES:

(1)	The Option Plan authorizes the Committee to provide in the award agreements that the participant's right to exercise the options provided for therein will be accelerated upon the occurrence of a "Change in Control" of Unitil. The term "Change in Control" is defined in substantially the same manner as in the Severance Agreements as defined below. All of the award agreements entered into with participants in the Option Plan to date contain such a "Change in Control" provision. Each award agreement also provides that, upon the exercise of an option on or after a Change in Control, Unitil shall pay to the optionee, within five business days, a lump sum cash amount equal to the economic benefit of the optionee's outstanding options and associated dividend equivalents that the optionee would have received had the option remained unexercised until the day preceding the expiration of the grant.

(2)	Amounts listed in column (d) in the table above do not include non-preferential dividend equivalents associated with options outstanding.

(3) Upon the exercise of any option by an employee and upon payment of the option price for shares of Unitil Common Stock as to which the option was granted (the "Primary Shares"), Unitil will cause to be delivered to such employee (i) the Primary Shares and (ii) the number of shares of Unitil Common Stock (the "Dividend Equivalent Shares") equal to the dollar amount of dividends which would have been paid on the Primary Shares (and previously accrued Dividend Equivalent Shares) had they been outstanding, divided by the fair market value of Unitil Common Stock determined as of the record date for each dividend.

	Unitil maintains a tax-qualified defined benefit pension plan and related trust agreement (the "Retirement Plan"), which provides retirement annuities for eligible employees of Unitil and its subsidiaries. Since the Retirement Plan is a defined benefit plan, no amounts were contributed or accrued specifically for the benefit of any officer of Unitil under the Retirement Plan. Directors of Unitil who are not and have not been officers of Unitil or any of its subsidiaries are not eligible to participate in the Retirement Plan.

      	The table below sets forth the estimated annual benefits (exclusive of Social Security payments) payable to participants in the specified compensation and years of service classifications, assuming continued active service until retirement. The average annual earnings used to compute the annual benefits are subject to a $150,000 limit.

PENSION PLAN TABLE
Average Annual Earnings Used for Computing Pension
ANNUAL PENSION
                      10 Years        20 Years       30 Years        40 Years
                     of Service      of Service     of Service      of Service
        100,000       20,000          40,000          50,000          55,000
        125,000       25,000          50,000          62,500          68,750
        150,000       30,000          60,000          75,000          82,500


	The present formula for determining annual benefits under the Retirement Plan's life annuity option is (i) 2% of average annual salary (average annual salary during the five consecutive years out of the last twenty years of employment that give the highest average salary) for each of the first twenty years of benefit service, plus (ii) 1% of average annual salary for each of the next ten years of benefit service and (iii) 1/2% of average annual salary for each year of benefit service in excess of thirty, minus (iv) 50% of age 65 annual Social Security benefit (as defined in the Retirement Plan), and (v) any benefit under another Unitil retirement plan of a former employer for which credit for service is given under the Retirement Plan. A participant is eligible for early retirement at an actuarially reduced pension upon the attainment of age 55 with at least 15 years of service with Unitil or one of its subsidiaries. A participant is 100% vested in his benefit under the Retirement Plan after 5 years of service with Unitil or one of its subsidiaries. As of January 1, 1997, Executive Officers Stulgis, Dalton, Siart, Daly and Gantz had 17, 29, 14, 8 and 13 credited years of service, respectively, under the Retirement Plan.


      Unitil Service also maintains a Supplemental Executive Retirement Plan ("SERP"), a non-qualified defined benefit plan. SERP provides for supplemental retirement benefits to executives selected by the Board of Directors of Unitil Service (the "Unitil Service Board"). At the present time, Messrs. Stulgis and Dalton are eligible for SERP benefits upon attaining normal or early retirement eligibility. Annual benefits are based on a participant's final average earnings less the participant's benefits payable under the Retirement Plan, and less other retirement income payable to such participant by Unitil. Early retirement benefits are available to a participant, with the Unitil Service Board's approval, if the participant has attained age 55 and completed 15 years of service. Should a participant elect to begin receiving early retirement benefits under SERP prior to attaining age 62, the benefits are reduced by 2% for each year that commencement of benefits precedes attainment of age 62. If a participant terminates employment for any reason prior to retirement, the participant will not be entitled to any benefits. Under the SERP, Messrs. Stulgis and Dalton would be entitled to receive an annual benefit of $206,346 and $73,756, respectively, assuming their normal retirement at age 65 and that their projected final average earnings are equal to the average of their respective three consecutive years of highest compensation prior to the date thereof.

(b)	OWNERSHIP OF SECURITIES

  NAME                         DIRECTOR OF               SHARES OF UNITIL
                                                         COMMON STOCK
                                                         BENEFICIALLY OWNED (1)
Michael J. Dalton	UNITIL, CECO, E&H, Service, Power,
                        URI, FG&E                         60,005  (2)(3)(4)(8)
Joan D. Wheeler         UNITIL                             1,000
G. Arnold Haynes        UNITIL, FG&E                       3,444
Douglas K. MacDonald    UNITIL, CECO                         924
J. Parker Rice, Jr.     UNITIL, FG&E                       1,238
Peter J. Stulgis	UNITIL, Service, Realty, Power,
                        URI                               53,355  (2)(3)(4)(5)
Charles H. Tenney II (6) UNITIL                          272,901  (2)(3)(4)(9)
Charles H. Tenney III (6) UNITIL                           2,530
William W. Treat        UNITIL, E&H                       23,415  (10)
W. William VanderWolk, Jr. UNITIL, CECO                   15,984  (7)
Franklin Wyman, Jr.     UNITIL, FG&E                       5,000


NOTES:
Except as otherwise noted, each of the persons named above has held his present position (or another executive position with the same employer) for more than the past five (5) years.
(1)	Based on information furnished to Unitil by the nominees and continuing Directors.
(2)	Included are 3,639, 3,729 and 3,771 shares which are held in trust for Messrs. Stulgis, Dalton and Tenney, respectively, under the terms of the Unitil Tax Deferred Savings and Investment Plan ("401(k)"); they have voting power only with respect to the shares credited to their accounts. For further information regarding 401(k), see "Other Compensation Arrangements - Tax-Qualified Savings and Investment Plan" below.
(3)	Included are 41,132, 43,032 and 41,132 shares which Messrs. Stulgis,
Dalton and Tenney, respectively, have the right to purchase pursuant to the exercise of options under the Key Employee Stock Option Plan. (See "Other Compensation Arrangements").
(4)	With the exception of Messrs. Stulgis, Dalton and Tenney, who own shares totaling 1.20%, 1.35% and 6.15%, respectively, of the total outstanding shares, no Director or officer owns more than one percent of the total outstanding shares.
(5)	Included are 7,742 shares held by Mr. Stulgis jointly with his wife with whom he shares voting and investment power.
(6) 	Charles H. Tenney II is the father of Charles H. Tenney III.
(7)	Included are 3,399 shares owned by a member of Mr. VanderWolk's family; he has no voting or investment power with respect to, and no beneficial interest in, such shares.
(8)	Included are 13,193 shares held by Mr. Dalton jointly with his wife with whom he shares voting and investment power. Included are 51 shares held by Mr. Dalton as custodian for one of his children; he has voting and investment power with respect to such shares.
(9)	Included are 124,522 shares (2.81%) owned by two trusts of which Mr.
Tenney is Co-Trustee with shared voting and investment power; he has a 1/6 beneficial interest in both trusts and disclaims any beneficial ownership of such shares other than such 1/6 beneficial interest.
(10)	Included are 5,387 shares owned by three trusts of which Mr. Treat is Trustee with voting and investment power; he has no beneficial interest in such shares. Also included are 12,500 shares owned by one organization in which Mr. Treat has shared voting and investment power and a 1/3 beneficial interest, and also 500 shares owned by a member of Mr. Treat's family; he has no voting or investment power with respect to, and no beneficial interest in, such shares.

(c)	TRANSACTIONS WITH SYSTEM COMPANIES

	In 1992, the Company entered into a Senior Advisory Agreement with Charles H. Tenney II. This agreement provides that Mr. Tenney will be compensated $105,000 per annum for his role as Chairman of the Executive Committee of the Board of the Company, as well as for other advisory services which he will provide. In consideration of this Agreement, Mr. Tenney is waiving all Board-related fees and retainers that he is otherwise entitled to receive as a Director of the Company.

(d)	INDEBTEDNESS TO SYSTEM COMPANIES  -  None

(e)	OTHER BENEFITS

	Unitil and certain subsidiaries maintain severance agreements (the "Severance Agreements") with certain management employees, including Executive Officers. The Severance Agreements are intended to help assure continuity in the management and operation of Unitil and its subsidiaries in the event of a proposed "Change in Control". Each Severance Agreement only becomes effective upon the occurrence of a Change in Control of Unitil as defined in the Severance Agreements. If an employee's stipulated compensation and benefits, position, responsibilities and other conditions of employment are reduced during the thirty-six month period following a Change in Control, the employee is entitled to a severance benefit.
        The severance benefit is a lump sum cash amount equal to (i) the present value of three years' base salary and bonus; (ii) the present value of the additional amount the employee would have received under the Retirement Plan if the employee had continued to be employed for such thirty-six month period; (iii) the present value of contributions that would have been made by Unitil or its subsidiaries under the 401(k) if the employee had been employed for such thirty-six month period; and (iv) the economic benefit on any outstanding Unitil stock options and associated dividend equivalents, assuming such options remained unexercised until the day preceding the expiration of the grant, including the spread on any stock options that would have been granted under the Option Plan if the employee had been employed for such thirty-six month period. Each Severance Agreement also provides for the continuation of all employee benefits for a period of thirty-six months, commencing with the month in which the termination occurred. In addition, pursuant to each Severance Agreement, Unitil is required to make an additional payment to the employee sufficient on an after-tax basis to satisfy any additional individual tax liability incurred under Section 280G of the Internal Revenue Code of 1986, as amended, in respect to such payments.

(f)	RIGHTS TO INDEMNITY

	Unitil Corporation (the Corporation) shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the person's having served as, or by reason of the person's alleged acts or omissions while serving as a director, officer, employee or agent of the Corporation, or while serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorney's fees, judgments, fines and amounts paid in settlement or otherwise actually and reasonably incurred by him in connection with the action, suit or proceeding, if the person acted in good faith and in a manner he reasonable believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, said indemnification to be to the full extent permitted by law under the circumstances, including, without limitation, by all applicable provisions of the New Hampshire Business Corporation Act ("the Act").

	Any indemnification under this Article shall be made by the Corporation with respect to Directors or other persons after a determination that the person to be indemnified has met the standards of conduct set forth in the Act, such determination to be made by the Board of Directors, by majority vote of a quorum, or by other persons authorized to make such a determination under the Act.

	The right of indemnification arising under this Article is adopted for the purpose of inducing persons to serve and to continue to serve the Corporation without concern that their service may expose them to personal financial harm. It shall be broadly construed, applied and implemented in light of this purpose. It shall not be exclusive of any other right to which any such person is entitled under any agreement, vote of the stockholders or the Board of Directors, statute, or as a matter of law, or otherwise, nor shall it be construed to limit or confine in any respect the power of the Board of Directors to grant indemnity pursuant to any applicable statutes or laws of The State of New Hampshire. The provisions of this Article are separable, and, if any provision or portion hereof shall for any reason be held inapplicable, illegal or ineffective, this shall not affect any other right of indemnification existing under this Article or otherwise. As used herein, the term "person: includes heirs, executors, administrators or other legal representatives. As used herein, the terms "Director" and "officer" include persons elected or appointed as officers by the Board of Directors, persons elected as Directors by the stockholders or by the Board of Directors, and persons who serve by vote or at the request of the Corporation as directors, officers or trustees of another organization in which the Corporation has any direct or indirect interest as a shareholder, creditor or otherwise.

	The Corporation may purchase and maintain insurance on behalf of any person who was or is a Director, officer or employee of the Corporation or any of its subsidiaries, or who was or is serving at the request of the Corporation as a fiduciary of any employee benefit plan of the Corporation or any subsidiary, against any liability asserted against, and incurred by, such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of the Act. The obligation to indemnify and reimburse such person under this Article, if applicable, shall be reduced by the amount of any such insurance proceeds paid to such person, or the representatives or successors of such person.

                                      ITEM 7

                        CONTRIBUTIONS AND PUBLIC RELATIONS

Part I. Payments to any political party, candidate for public office or holder of such office, or any committee or agent thereof. - None

Part II. Payments to any citizens group or public relations counsel. - None


                                      ITEM 8

                     SERVICE, SALES AND CONSTRUCTION CONTRACTS

Part I. Contracts for services, including engineering or construction services, or goods supplied or sold between system companies.

	There are a number of areas in which Concord Electric Company (CECo), Exeter & Hampton Electric Company (E&H) and Fitchburg Gas and Electric Light Company (FG&E) work closely together and cooperate on a regular basis. The areas of cooperation include the following:

        CECo and E&H have jointly shared a Mobile Substation at cost for many years. Under an Agreement originally made in 1964, CECo and E&H have obtained the benefits of an emergency mobile substation at a cost far below that which each company would have incurred without the sharing agreement. During emergencies and other occasional situations, FG&E, CECo and E&H share line crews at cost.

        FG&E, CECo and E&H occasionally exchange materials and supplies, a practice which assists substantially in the companies' maintenance of cost-effective inventory and stock levels.

        FG&E, CECo and E&H, with the support and coordination provided by Unitil Service Corp., participate in joint purchasing and sharing of computer software and supplies, a practice which benefits all of the companies.

Part II. Contracts to purchase services or goods between any System company and (1) any affiliate company (other than a System company) or (2) any other company in which any officer or director of the System company, receiving service under the contract, is a partner or owns 5 percent or more of any class of equity securities. - None

Part III. The Company does not employ any other person or persons for the performance of management, supervisory or financial advisory services.


                                    ITEM 9

                 WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

Part I.		None

Part II.        None

Part III.       None



                                   ITEM 10
                      FINANCIAL STATEMENTS AND EXHIBITS

FINANCIAL STATEMENTS                                           Page No.

        Consolidating Income Statement                          18-19

        Consolidating Balance Sheet
                Assets                                          20-21
                Capitalization and Liabilities                  22-23

        Consolidating Statement of Cash Flows                   24-25

        Consolidating Statement of Retained Earnings            26-27

EXHIBITS

        Exhibit A                                                  28

        Exhibit B                                                  28

        Exhibit C                                                  30

        Exhibit D                                                  32

        Exhibit E                                                  39

        Exhibit F                                                  39

        Exhibit G                                                  41

        Exhibit H                                                  46

        Exhibit I                                                  46


UNITIL CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENT - YEAR TO DATE

                  Consolidated Eliminations  Concord   Exeter &     FG&E
                                             Electric  Hampton   Consolidated
                                             Company   Electric
                                                       Co.
Operating Revenues:
 Electric          149,696,296 (72,727,967) 45,187,772 48,498,665 50,405,298
 Gas                21,104,498           0           0          0 21,104,498
 Other                  45,427 (10,738,120)          0          0          0
  Total Operating
  Revenue          170,846,221 (83,466,087) 45,187,772 48,498,665 71,509,796

Operating Expenses:
 Fuel and
  Purchased Power   92,795,828 (72,635,270) 34,800,717 37,756,731 24,263,344
 Gas Purchased
  For Resale        13,322,853           0           0          0 13,322,853
 Operating and
  Maintenance       32,082,428 (10,830,817)  4,693,219  4,675,795 13,808,022
 Depreciation        6,953,720           0   1,343,674  1,721,772  3,210,755
 Amortization
 of Cost of
 Abandoned Property  1,822,533           0           0          0  1,822,533
 Provisions for
  Taxes:
  Local Property
   and Other         4,983,229           0   1,630,683  1,268,203  1,651,045
  Federal and State
   Income            4,650,613           0     355,135    423,408  3,664,606
  Total Operating
   Expenses        156,611,204 (83,466,087) 42,823,428 45,845,909 61,743,158
Operating Income    14,235,017           0   2,364,344  2,652,756  9,766,638
 Non-operating
  Expenses            (701,718)  6,186,636       3,878     99,262    (22,645)
Income Before
Interest Expense    14,936,735  (6,186,636)  2,360,466  2,553,494  9,789,283
 Interest Expense,
  Net                6,207,692    (440,121)  1,429,587  1,549,257  3,315,713
Net Income           8,729,043  (5,746,515)    930,879  1,004,237  6,473,570
 Less Dividends on
  Preferred Stock      277,758           0      32,205     78,251    167,302
Net Income
 Applicable to
 Common Stock        8,451,285  (5,746,515)    898,674    925,986  6,306,268

Average Common
 Shares
  Outstanding        4,354,297

Earnings Per
 Average Common
 Share                 $1.94


Note:  Individual columns may not add to Consolidated due to rounding.


UNITIL CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENT - YEAR TO DATE

                     Unitil      Unitil        Unitil     Unitil     Unitil
                     Service     Power         Realty     Resources  Corporation
                     Corp.       Corp.         Corp.      Inc.

Operating Revenues:
 Electric                    0  78,180,028           0    152,500          0
 Gas                         0           0           0          0          0
 Other              10,399,118           0     369,002     15,427          0
  Total Operating
   Revenue          10,399,118  78,180,028     369,002    167,927          0

Operating Expenses:
 Fuel and
  Purchased Power            0  68,409,397           0    200,909          0
  Gas Purchased
  For Resale                 0           0           0          0          0
  Operating and
   Maintenance       9,311,511   9,773,803      40,744    449,543    160,609
  Depreciation         571,477           0     106,042          0          0
  Amortization of
   Cost of
    Abandoned
     Property                0           0           0          0          0
 Provisions for
  Taxes:
   Local Property
    and Other          367,745           0      65,553          0          0
   Federal and
    State Income         9,995      21,978     285,236   (180,101)    70,356
     Total Operating
      Expenses      10,260,728  78,205,178     497,575    470,351    230,965
Operating Income       138,390     (25,150)   (128,573)  (302,424)  (230,965)
  Non-operating
   Expenses             (6,941)    (90,087)   (773,612)   (14,438)(6,083,771)
Income Before
Interest Expense       145,331      64,937     645,039   (287,986) 5,852,806
  Interest Expense,
   Net                 145,331      24,758     181,580        591        996
Net Income                   0      40,179     463,459   (288,577) 5,851,810
  Less Dividends
   on Preferred
    Stock                    0           0           0          0          0
Net Income
 Applicable to
 Common Stock                0      40,179     463,459   (288,577) 5,851,810


Note:  Individual columns may not add to Consolidated due to rounding.


UNITIL CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEET

                  Consolidated Eliminations  Concord   Exeter &     FG&E
                                             Electric  Hampton   Consolidated
                                             Company   Electric
                                                       Co.
  ASSETS:

Utility Plant,
 at cost:
 Electric         157,874,414            0  40,064,595  49,257,269  68,552,549
 Gas               28,729,277            0           0           0  28,729,277
 Common            18,779,677            0           0           0   5,506,237
 Construction
 Work in Process    2,161,114            0     308,220     614,798   1,238,096
Utility Plant     207,544,482            0  40,372,815  49,872,067 104,026,159
Less: Accumulated
 Provision for
 Depreciation      63,743,030            0  11,690,881  17,557,572  33,350,352
    Net Utility
     Plant        143,801,452            0  28,681,934  32,314,495  70,675,807

Other Property
 & Investments         42,448  (44,235,506)     23,827         507      18,114

Current Assets:
  Cash              2,902,842   (4,624,086)    254,801     262,826     563,433
  Accounts
  Receivable,
  net of Provision
  for Doubtful
  Accounts         16,383,323            0   4,594,979   4,128,270   7,581,524
  Accounts
  Receivable -
    Associated
     Companies              0  (11,176,634)    108,689     126,260      28,947
  Materials and
   Supplies         2,478,932            0     387,203     372,894   1,718,835
  Prepayments       8,030,461            0   1,718,786   2,539,924   3,690,734
  Accrued
   Revenue          8,859,187            0     136,938      78,220   3,816,405
    Total Current
     Assets        38,654,745  (15,800,720)  7,201,396   7,508,394  17,399,878

Deferred Assets:
  Debt Issuance
   Costs              828,689            0     273,500     205,538     349,651
  Cost of
   Abandoned
   Properties      25,432,258            0           0           0  25,432,258
  Prepaid
   Pension Costs            0            0           0           0           0
     Other Deferred
   Assets          23,594,289            0   3,596,819   3,915,546  15,347,304
    Total Deferred
     Assets        49,855,236            0   3,870,319   4,121,084  41,129,213

TOTAL             232,353,881  (60,036,226) 39,777,476  43,944,480 129,223,012


Note:  Individual columns may not add to Consolidated due to rounding.

UNITIL CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEET

                       Unitil       Unitil      Unitil    Unitil     Unitil
                       Service      Power       Realty    Resources  Corporation
                       Corp.        Corp.       Corp.     Inc.
  ASSETS:

Utility Plant,
 at cost:
  Electric                  0            0           0           0           0
  Gas                       0            0           0           0           0
  Common            3,768,171            0   9,505,269           0           0
  Construction
  Work in Process           0            0           0           0           0
Utility Plant       3,768,171            0   9,505,269           0           0
Less: Accumulated
 Provision for
 Depreciation       1,016,750            0     127,473           0           0
    Net Utility
     Plant          2,751,421            0   9,377,796           0           0

Other Property
 & Investments              0            0           0           0  44,235,505

Current Assets:
  Cash                241,982            0           0       2,491   6,201,395
  Accounts
  Receivable,
   net of
    Provision
    for Doubtful
    Accounts              125        6,821           0      71,604           0
  Accounts
  Receivable -
    Associated
    Companies       1,481,480    6,485,334     113,936           0   2,831,988
  Materials
   and Supplies             0            0           0           0           0
  Prepayments          20,826       10,362       1,130           0      48,700
  Accrued
  Revenue                   0    4,788,002           0      39,623           0
    Total
     Current
     Assets         1,744,413   11,290,519     115,066     113,718   9,082,083

Deferred Assets:
  Debt Issuance
   Costs                    0            0           0           0           0
  Cost of
   Abandoned
   Properties               0            0           0           0           0
  Prepaid
   Pension Costs            0            0           0           0           0
  Other Deferred
   Assets             605,115      126,562       2,943           0           0
    Total
    Deferred
     Assets           605,115      126,562       2,943           0           0

TOTAL               5,100,949   11,417,081   9,495,805     113,718  53,317,588


Note:  Individual columns may not add to Consolidated due to rounding.

UNITIL CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEET

                  Consolidated Eliminations  Concord   Exeter &     FG&E
                                             Electric  Hampton   Consolidated
                                             Company   Electric
                                                       Co.
  CAPITALIZATION:

Common Stock
 Equity            67,974,261  (44,235,506) 10,103,622  11,305,563  35,882,855
Preferred Stock:
 Non-Redeemable
  Non-Cumulative      225,000            0     225,000           0           0
 Redeemable,
  Cumulative        3,665,900            0     215,000   1,009,300   2,441,600
Long-Term Debt,
 Less Current
 Portion           60,949,000            0  12,752,000  14,197,000  34,000,000
Total
 Capitalization   132,814,161  (44,235,506) 23,295,622  26,511,863  72,324,455

Capitalized
 Leases, Less
 Current Portion    3,592,457            0           0           0   2,629,745

Current
 Liabilities:
  Long-Term Debt,
   Current Portion  1,262,000            0     650,000     612,000           0
  Short-Term Debt  21,400,000   (4,651,569)  4,384,288   3,422,669   8,508,697
  Accounts Payable 15,103,925            0     195,847     289,870   5,107,323
  A/P -
   Associated
   Companies                0   (9,739,969)  3,263,029   3,639,503     849,558
  Dividends
   Declared and
   Payable            191,246   (1,436,665)    209,632     234,037   1,061,992
  Refundable
   Customer
   Deposits         1,585,116            0     298,275     818,749     429,992
  Taxes Accrued      (147,938)      27,688     (38,033)    (45,547)    533,401
  Interest
   Accrued          1,484,166         (205)    450,652     534,579     498,396
  Capitalized
   Leases,
    Current
    Portion         2,081,310            0           0           0     295,390
  Accrued and
   Other Current
   Liabilities      2,246,218            0     172,665     202,948     354,625
    Total
    Current
    Liabilities    45,206,043  (15,800,720)  9,586,355   9,708,808  17,639,374

Deferred
Liabilities:
 Investment
  Tax Credits       1,610,117            0     355,050     337,031     918,036
 Other
  Deferred
  Liabilities       8,488,593            0   1,510,744   1,021,804   5,956,044
   Total
    Deferred
    Liabilities    10,098,710            0   1,865,794   1,358,835   6,874,080

Deferred
 Income Taxes      40,642,510            0   5,029,705   6,364,974  29,755,358

Total
Liabilities and
Capitalization    232,353,881  (60,036,226) 39,777,476  43,944,480 129,223,012


Note:  Individual columns may not add to Consolidated due to rounding.

UNITIL CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEET
                       Unitil       Unitil      Unitil    Unitil     Unitil
                       Service      Power       Realty    Resources  Corporation
                       Corp.        Corp.       Corp.     Inc.

  CAPITALIZATION:

Common Stock Equity     2,688      362,631   1,157,573      55,119  53,339,716
Preferred Stock:
 Non-Redeemable,
  Non-Cumulative            0            0           0           0           0
 Redeemable,
 Cumulative                 0            0           0           0           0
Long-Term Debt,
 Less Current
 Portion                    0            0           0           0           0
Total
 Capitalization         2,688      362,631   1,157,573      55,119  53,339,716

Capitalized
Leases, Less
Current Portion       962,712            0           0           0           0

Current
Liabilities:
 Long-Term Debt,
 Current Portion            0            0           0           0           0
 Short-Term Debt      449,801    1,006,278   8,279,837           0           0
 Accounts Payable     637,248    8,701,787     116,577           8      55,265
 A/P - Associated
 Companies          1,306,915      569,670       7,342     102,797       1,155
 Dividends
  Declared and
  Payable                   0            0           0           0     122,251
 Refundable
  Customer
  Deposits                  0       38,100           0           0           0
 Taxes Accrued          6,164       (2,401)   (248,608)   (179,804)   (200,799)
 Interest
  Accrued                   0          744           0           0           0
 Capitalized
  Leases,
    Current
    Portion         1,785,920            0           0           0           0
 Accrued and
  Other
   Current
   Liabilities        616,692      740,272      22,458     136,560           0
Total Current
 Liabilities        4,802,740   11,054,450   8,177,606      59,561     (22,128)

Deferred
Liabilities:
 Investment
  Tax Credits               0            0           0           0           0
 Other
  Deferred
  Liabilities               0            0           0           0           0
 Total
  Deferred
  Liabilities               0            0           0           0           0

Deferred
Income Taxes         (667,191)           0     160,626        (962)          0

Total
Liabilities
and
Capitalization      5,100,949   11,417,081   9,495,805     113,718  53,317,588


Note:  Individual columns may not add to Consolidated due to rounding.

UNITIL CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENT OF CASH FLOWS

                  Consolidated Eliminations  Concord   Exeter &     FG&E
                                             Electric  Hampton   Consolidated
                                             Company   Electric
                                                       Co.

Cash Flows From
Operating
Activities:
 Net Income         8,729,043   (5,746,515)    930,879   1,004,237   6,473,570
 Adjustments to
 Reconcile Net
 Income to Net
 Cash Provided
 by Operating
 Activities:
  Depreciation and
   Amortization     8,748,216            0   1,343,674   1,721,772   5,005,251
  Deferred Taxes      457,713            0     179,744     180,372     (16,293)
    Amortization of
  Investment Tax
  Credit             (193,704)           0     (42,508)    (40,728)   (110,467)
  Amortization of
  Debt Issuance
  Costs                56,571            0      26,644      10,648      19,280
  Provision for
  Doubtful Accounts   911,628            0     130,541      61,237     717,350
Changes in Assets
 and Liabilities:
 (Increase) Decrease
  in:
  Accounts
   Receivable      (2,363,251)   1,263,426    (874,184)   (434,629) (1,450,901)
  Materials and
   Supplies          (203,067)           0     (86,161)   (122,980)      6,075
  Prepayments and
   Prepaid Pension   (746,486)           0    (221,518)   (313,140)   (201,512)
  Accrued Revenue  (6,281,473)           0     806,189   1,002,169  (2,668,976)
 Increase (Decrease)
  in:
  Accounts Payable    538,850   (1,190,912)    524,816    (151,859)    627,854
  Refundable
   Customer Deposits (652,735)           0     (18,248)    (86,886)   (585,702)
  Taxes and Interest
   Accrued           (306,244)      27,483     (45,253)    (30,037)    405,104
  Other, Net       (2,248,467)           0     105,903     214,510  (1,683,267)
Net Cash provided
 by Operating
 Activities         6,446,594   (5,646,518)  2,760,518   3,014,686   6,537,366

Cash Flows From
 Investing
 Activities:
 Acquisition of
 Property, Plant,
 Equipment        (20,809,549)           0  (2,853,644) (3,166,393) (6,798,694)
Net Cash Used in
 Investing
 Activities       (20,809,549)           0  (2,853,644) (3,166,393) (6,798,694)

Cash Flows From
 Financing
 Activities:
 Proceeds From
 (Repayment of)
  Short-Term Debt  18,700,000    3,349,648   1,617,485   1,794,129   4,978,358
 Repayment of
  Long-Term Debt   (1,294,000)           0    (682,000)   (612,000)          0
 Dividends Paid    (5,997,348)   5,674,001    (787,104)   (977,289) (4,189,171)
 Issuance of
  Common Stock      1,368,226            0           0           0           0
 Retirement of
  Preferred Stock    (108,000)           0           0      (7,000)   (101,000)
 Capital Lease
  Obligations       1,198,988            0           0           0    (302,840)
Net Cash Used in
 Financing
 Activities        13,867,866    9,023,649     148,381     197,840     385,347
Net Increase
 (Decrease) in
  Cash               (495,089)   3,377,131      55,255      46,133     124,019
Cash at
Beginning of Year   3,397,931   (8,001,217)    199,546     216,693     439,414
Cash at End
 of Year            2,902,842   (4,624,086)    254,801     262,826     563,433


Note : Individual columns may not add to Consolidated due to rounding.

UNITIL CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENT OF CASH FLOWS

                       Unitil       Unitil      Unitil    Unitil     Unitil
                       Service      Power       Realty    Resources  Corporation
                       Corp.        Corp.       Corp.     Inc.

Cash Flows From
 Operating
 Activities:
Net Income                  0       40,180     463,459    (288,577)  5,851,810
 Adjustments to
 Reconcile Net
 Income to Net
 Cash Provided
 by Operating
 Activities:
  Depreciation
   and Amortization   571,476            0     106,042           0           0
   Deferred Taxes    (113,089)           0     227,941        (962)          0
  Amortization of
   Investment Tax
   Credit                   0            0           0           0           0
  Amortization of
   Debt Issuance
   Costs                    0            0           0           0           0
  Provision for
   Doubtful Accounts        0            0           0       2,500           0
 Changes in Assets
  and Liabilities:
  (Increase) Decrease
   in:
  Accounts
   Receivable          (8,431)    (382,733)   (113,936)    (73,846)   (288,018)
  Materials and
   Supplies                 0            0           0           0           0
  Prepayments and
   Prepaid Pension     (7,837)        (534)       (744)          0      (1,200)
  Accrued Revenue           0   (5,385,413)          0     (35,441)          0
  Increase (Decrease)
   in:
  Accounts Payable    883,711      187,691    (399,514)     51,943       5,120
  Refundable
   Customer Deposits        0       38,100           0           0           0
  Taxes and
  Interest Accrued    (10,777)      (1,354)   (239,636)   (188,967)   (222,808)
  Other, Net         (386,632)    (468,257)   (154,786)    124,060           0
Net Cash provided
 by Operating
  Activities          928,421   (5,972,320)   (111,174)   (409,290)  5,344,904

Cash Flows From
 Investing
  Activities:
 Acquisition of
  Property, Plant,
   Equipment       (2,055,336)      69,499  (6,004,980)          0           0
 Net Cash Used in
  Investing
   Activities      (2,055,336)      69,499  (6,004,980)          0           0

Cash Flows From
 Financing
  Activities:
 Proceeds From
  (Repayment of)
  Short-Term
   Debt              (162,051)   1,006,277   6,116,154           0           0
 Repayment of
  Long-Term Debt            0            0           0           0           0
 Dividends Paid             0            0           0           0  (5,717,785)
 Issuance of
  Common Stock              0            0           0           0   1,368,226
 Retirement of
  Preferred Stock           0            0           0           0           0
 Capital Lease
  Obligations       1,501,828            0           0           0           0
 Net Cash Used
  in Financing
   Activities       1,339,777    1,006,277   6,116,154           0  (4,349,559)
Net Increase
 (Decrease) in
  Cash                212,862   (4,896,544)          0    (409,290)    995,345
Cash at Beginning
 of Year               29,120    4,896,544           0     411,781   5,206,050
Cash at End
 of Year              241,982            0           0       2,491   6,201,395


Note : Individual columns may not add to Consolidated due to rounding.

UNITIL CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS

                  Consolidated Eliminations  Concord   Exeter &     FG&E
                                             Electric  Hampton   Consolidated
                                             Company   Electric
                                                       Co.

Retained Earnings,
 Beginning of Year 29,772,939  (17,714,418)  8,565,542   9,352,653  12,593,640

Additions:
 Net Income,
  Excluding
  Dividends
  Received          8,729,043            0     930,879   1,004,237   6,473,570

  Dividends
   Received
   From
   Subsidiaries             0   (5,746,514)          0           0           0
 Total Additions    8,729,043   (5,746,514)    930,879   1,004,237   6,473,570

 Deductions:
  Dividends Declared:
   Preferred Stock
    of Subsidiaries   277,758            0      32,205      78,251     167,302
   Common Stock of
    Subsidiaries            0   (5,746,514)    787,835     863,850   4,094,829
   Common Stock of
    Registrant      5,740,039            0           0           0           0
   Adjustments to
    Retained Earnings       0       (1,723)          0          38       1,685
 Total Deductions   6,017,797   (5,748,237)    820,040     942,139   4,263,816

Retained Earnings,
 End of Year       32,484,185  (17,712,695)  8,676,381   9,414,751  14,803,394


Note : Individual columns may not add to Consolidated due to rounding.

UNITIL CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENT OF RETAINED EARNINGS

                       Unitil       Unitil      Unitil    Unitil     Unitil
                       Service      Power       Realty    Resources  Corporation
                       Corp.        Corp.       Corp.     Inc.

Retained Earnings,
 Beginning of Year      1,688      221,451     368,115     333,696  16,050,572

Additions:
 Net Income, Excluding
  Dividends Received        0       40,180     463,458    (288,577)    105,296
  Dividends Received
   From Subsidiaries        0            0           0           0   5,746,514
Total Additions             0       40,180     463,458    (288,577)  5,851,810

Deductions:
 Dividends Declared:
  Preferred Stock of
   Subsidiaries             0            0           0           0           0
  Common Stock of
   Subsidiaries             0            0           0           0           0
  Common Stock of
   Registrant               0            0           0           0   5,740,039
  Adjustments to
   Retained Earnings        0            0           0           0           0
Total Deductions            0            0           0           0   5,740,039

Retained Earnings,
 End of Year            1,688      261,631     831,573      45,119  16,162,343


Note : Individual columns may not add to Consolidated due to rounding.


                                 EXHIBITS

Exhibit A.	A copy of Unitil Corporation's Annual Report and Form 10-K
                for the year ended December 31, 1996 (Incorporated herein by reference to File No. 1-8858 and File No. 1-7536, respectively)

Exhibit B.

Exhibit No.     Description of Exhibit                          Reference

B-1		Unitil Corporation

B -1(a)         Certificate of Incorporation                  Exhibit B-1(a)
                                                              Form U5B
                                                              File No. 30 - 1

B-1(b)          Amendment to Certificate of Incorporation     Exhibit B-1(b)
                                                              Form U5B
                                                              File No. 30 - 1

B-1(c)          Articles of Incorporation                     Exhibit B-1(c)
                                                              Form U5B
                                                              File No. 30 - 1

B-1(d)          Articles of Amendment to Articles of          Exhibit B-1(d)
                Incorporation                                 Form U5B
                                                              File No. 30 - 1

B-1(e)          By - Laws                                     Exhibit B-1(e)
                                                              Form U5B
                                                              File No. 30 - 1

B-2		Concord Electric Company

B-2(a)          Charter (Articles of Association) and         Exhibit B-2(a)
                Amendments thereto                            Form U5B
                                                              File No. 30 - 1

B-2(b)          By - Laws                                     Exhibit B-2(b)
                                                              Form U5B
                                                              File No. 30 - 1

B-3		Exeter & Hampton Electric Company

B-3(a)          Charter (Articles of Association) and         Exhibit B-3(a)
                Amendments thereto                            Form U5B
                                                              File No. 30 - 1

B-3(b)          By - Laws                                     Exhibit B-3(b)
                                                              Form U5B
                                                              File No. 30 - 1

B-4		Fitchburg Gas and Electric Light Company

B-4(a)          Articles of Incorporation and Amendments      Exhibit B-4(a)
                thereto                                       Form U5B
                                                              File No. 30 - 1

B-4(b)          By - Laws                                     Exhibit B-4(b)
                                                              Form U5B
                                                              File No. 30 - 1

B-5		Fitchburg Energy Development Company

B-5(a)          Certificate of Incorporation                  Exhibit B-5(a)
                                                              Form U5B
                                                              File No. 30 - 1

B-5(b)          By - Laws                                     Exhibit B-5(b)
                                                              Form U5B
                                                              File No. 30 - 1

B-6		Unitil Power Corp.

B-6(a)          Certificate of Incorporation                  Exhibit B-6(a)
                                                              Form U5B
                                                              File No. 30 - 1

B-6(b)            Articles of Incorporation                   Exhibit B-6(b)
                                                              Form U5B
                                                              File No. 1-

B-6(c)          Statement of Change of Registered Office      Exhibit B-6(c)
                                                              Form U5B
                                                              File No. 30 - 1

B-6(d)          By - Laws                                     Exhibit B-6(d)
                                                              Form U5B
                                                              File No. 30 - 1
B-7		Unitil Realty Corp.

B-7(a)          Certificate of Incorporation                  Exhibit B-7(a)
                                                              Form U5B
                                                              File No. 30 - 1

B-7(b)          Articles of Incorporation                     Exhibit B-7(b)
                                                              Form U5B
                                                              File No. 30 - 1

B-7(c)          By - Laws                                     Exhibit B-7(c)
                                                              Form U5B
                                                              File No. 30 - 1

B-8		Unitil Service Corp.

B-8(a)          Certificate of Incorporation                  Exhibit B-8(a)
                                                              Form U5B
                                                              File No. 30 - 1

B-8(b)          Articles of Incorporation                     Exhibit B-8(b)
                                                              Form U5B
                                                              File No. 30 - 1

B-8(c)          By - Laws                                     Exhibit B-8(c)
                                                              Form U5B
                                                              File No. 30 - 1

B-9		Unitil Resources, Inc.

B-9(a)          Certificate of Incorporation                  Exhibit B-9(a)
                                                              1993 Form U5S
                                                              File No. 30 - 1

B-9(b)          Articles of Incorporation and                 Exhibit B-9(b)
                Addendum to Articles of Incorporation         1993 Form U5S
                                                              File No. 30 - 1

B-9(c)          By - Laws                                     Exhibit B-9(c)
                                                              1993 Form U5S
                                                              File No. 30 - 1


Exhibit C

(a)	INDENTURES


Exhibit No.              Description of Exhibit                  Reference
C-1     Indenture of Mortgage and Deed of Trust dated           Exhibit C-1
        July 15, 1958 of Concord Electric Company (CECO)        Form U5B
        relating to First Mortgage Bonds, and relating to       File No. 30 - 1
        all series unless supplemented.

C-2     First Supplemental Indenture dated January 15, 1968     Exhibit C-2
        relating to CECO's First Mortgage Bonds, Series C,      Form U5B
        6 3/4% due January 15 1998 and all additional series    File No. 30 - 1
        unless supplemented.

C-3     Second Supplemental Indenture dated November 15, 1971   Exhibit C-3
        relating to CECO's First Mortgage Bonds, Series D,      Form U5B
        8.70% due November 15, 2001 and all prior and           File No. 30 - 1
        additional series unless supplemented.

C-4     Fourth Supplemental Indenture dated March 28, 1984      Exhibit C-4
        relating to CECO's First Mortgage Bonds, amending       Form U5B
        certain provisions of the Original Indenture as         File No. 30 - 1
        supplemented and all additional series unless supplemented.

C-5     Sixth Supplemental Indenture dated October 29, 1987     Exhibit C-5
        relating to CECO's First Mortgage Bonds, Series G,      Form U5B
        9.85% due October 15, 1997 and all additional series    File No. 30 - 1
        unless supplemented.

C-6     Seventh Supplemental Indenture dated August 29, 1991    Exhibit C-6
        relating to CECO's First Mortgage Bonds, Series H,      Form U5B
        9.43% due September 1, 2003 and all series unless       File No. 30 - 1
        supplemented.

C-7     Eighth Supplemental Indenture dated October 14, 1994    Exhibit 4.8
        relating to CECO's First Mortgage Bonds, Series I,      1994 Form 10-K
        8.49% due October 14, 2024 and all additional series    File No. 1-8858
        unless supplemented.

C-8     Indenture of Mortgage and Deed of Trust dated           Exhibit C-7
        December 1, 1952 of Exeter & Hampton Electric Company   Form U5B
        (E&H) relating to all series unless supplemented.       File No. 30 - 1

C-9     Third Supplemental Indenture dated June 1, 1964         Exhibit C-8
        relating to E&H's First Mortgage Bonds, Series D,       Form U5B
        4 3/4% due June 1, 1994 and all additional series       File No. 30 - 1
        unless supplemented.

C-10    Fourth Supplemental Indenture dated January 15, 1968    Exhibit C-9
        relating to E&H's First Mortgage Bonds, Series E,       Form U5B
        6 3/4% due January 15, 1998 and all additional series   File No. 30 - 1
        unless supplemented.

C-11    Fifth Supplemental Indenture dated November 15, 1971    Exhibit C-10
        relating to E&H's First Mortgage Bonds, Series F,       Form U5B
        8.70% due November 15, 2001 and all additional series   File No. 30 - 1
        unless supplemented.

C-12    Sixth Supplemental Indenture dated April 1, 1974        Exhibit C-11
        relating to E&H's First Mortgage Bonds, Series G,       Form U5B
        8 7/8% due April 1, 2004 and all additional series      File No. 30 - 1
        unless supplemented.

C-13    Seventh Supplemental Indenture dated December 15, 1977  Exhibit C-12
        relating to E&H's First Mortgage Bonds, Series H,       Form U5B
        8.50% due December 15, 2002 and all additional series   File No. 30 - 1
        unless supplemented.

C-14    Eighth Supplemental Indenture dated October 28, 1987    Exhibit C-13
        relating to E&H's First Mortgage Bonds, Series I,       Form U5B
        9.85% due October 15, 1997 and all additional series    File No. 30 - 1
        unless supplemented.

C-15    Ninth Supplemental Indenture dated August 29, 1991      Exhibit C-14
        relating to E&H's First Mortgage Bonds, Series J,       Form U5B
        9.43% due September 1, 2003 and all additional series   File No. 30 - 1
        unless supplemented.

C-16    Tenth Supplemental Indenture dated October 14, 1994     Exhibit 4.17
        relating to E&H's First Mortgage Bonds, Series K,       1994 Form 10-K
        8.49% due October 14, 2024 and all additional series    File No. 1-8858
        unless supplemented.

C-17    Purchase Agreement dated March 20, 1992 for the 8.55%   Exhibit C-20
        Senior Note due March 31, 2004.                         Form U5B
                                                                File No. 30 - 1


C-18    Loan Agreement dated October 24, 1988 with ComPlan, Inc.Exhibit C-21
        in connection with UNITIL Realty Corp. (Realty)         Form U5B
        borrowing to acquire and renovate facilities in Exeter, File No. 30 - 1 New Hampshire; and related Assignment and Consent
        Agreement between Realty, ComPlan, Inc. and the tenants, UNITIL Service Corp. and E&H.

C-19    Purchase Agreement dated November 30, 1993 for the      Exhibit 4.18
        6.75% Notes due November 30, 2023.                      1993 Form 10-K
                                                                File No. 1-8858


Exhibit D	Tax Allocation Agreement

	AGREEMENT made as of September 10, 1985, among Concord Electric Company, a New Hampshire corporation, Exeter & Hampton Electric Company, a New Hampshire corporation, UNITIL Service Corp., a New Hampshire corporation, and UNITIL Power Corp., a New Hampshire corporation, and UNITIL Corporation ('UNITIL"), a New Hampshire corporation, ("AFFILIATE" companies or collectively, the "AFFILIATES"). Whenever it is intended to include UNITIL in the context of the affiliated group, the term "CONSOLIDATED AFFILIATE" or "CONSOLIDATED AFFILIATES" may be used, and when reference is to the affiliated group as a collective tax paying unit the term "Group" may be used.

	WHEREAS, UNITIL owns at least 80 percent of the issued and outstanding shares of each class of voting common stock of each of the
AFFILIATES: each of the CONSOLIDATED AFFILIATES is a member of the affiliated group within the meaning of section 1504 of the Internal Revenue Code of 1954, as amended (the "Code"), of which UNITIL is the common parent corporation; and UNITIL proposes to include each of the AFFILIATES in filing a consolidated income tax return for the calendar year 1985;

	NOW, THEREFORE, UNITIL and the AFFILIATES agree as follows:

1.	Consolidated Return Election.  If at any time and from time to time
UNITIL so elects, each of the AFFILIATES will join in the filing of a consolidated Federal income tax return for the calendar year 1985 and for any subsequent period for which the Group is required of permitted to file such a return. UNITIL and its affiliates agree to file such consents, elections and other documents and to take such other action as may be necessary or appropriate to carry out the purposes of this Section 1. Any period for which any of the AFFILIATES is included in a consolidated Federal income tax return filed by UNITIL is referred to in the Agreement as a "Consolidated Return Year".

2.	AFFILIATES' Liability to UNITIL for Consolidated Return Year.  Prior
to the filing of each consolidated return by UNITIL each of the AFFILIATES included therein shall pay to UNITIL the amount, if any, on the Federal income tax for which the AFFILIATES would have been liable for that year, computed in accordance with Treasury Regulations, section 1.1552-1(a)(2)(ii) as though that AFFILIATE had filed a separate return for such year, giving the effect to any net operating loss carryovers, capital loss carryovers, investment tax credit carryovers, foreign tax carryovers or other similar items, incurred by that AFFILIATE for any period ending on or before the date of this Agreement.

	The foregoing allocation of Federal income tax liability is being made in accordance with Treasury Regulations, sections 1.1552-1(a)(2) and 1.1502-33(d)(2)(ii), and no amount shall be allocated to any CONSOLIDATED AFFILIATE in excess of the amount permitted under Treasure Regulations, section 1.1502-33(d)(2)(ii). Accordingly, after taking into account the allocable portion of the Group's Federal income tax liability, no amount shall be allocated to any CONSOLIDATED AFFILIATE in excess of the amount permitted in accordance with Treasury Regulations, section 1.1502-33(d)(2)
(ii).

3.	UNITIL Liability to Each Affiliate for Consolidated Return Year.  If
for any Consolidated Return Year, any AFFILIATE included in the consolidated return filed by UNITIL for such year has available a net operating loss, capital loss, foreign tax credit, investment tax credit or similar items (computed by taking into account carryovers of such items from periods ending on or before the date of this Agreement) that reduces the consolidated tax liability of the Group below the amount that would have been payable if that AFFILIATE did not have such item available, UNITIL shall pay the amount of the reduction attributable to such AFFILIATE prior to the filing of the consolidated return for such year.

	The amount of the reduction shall be equal to a portion of the excess of (i) the total of the separate return tax liabilities of each of the CONSOLIDATED AFFILIATES computed in accordance with Section 2 of this Agreement, over (ii) the Federal income tax liability of the Group for the year. The portion of such reduction attributable to an AFFILIATE shall be computed by multiplying the total reduction by a fraction, the numerator of which is the value of the tax benefits contributed by the AFFILIATE to the Group and the denominator of which is the value of the total value of such benefits contributed by all CONSOLIDATED AFFILIATES during the year.

	For purposes of the foregoing paragraph a deduction of credit generated by a CONSOLIDATED AFFILIATE which is in excess of the amount required to eliminate its separate tax return liability but which is utilized in the computation of the Federal income tax liability of the Group shall be deemed to be a tax benefit contributed by the CONSOLIDATED AFFILIATE to the Group. The value of a deduction which constitutes such a benefit shall be determined by applying the current corporate income tax rate, presently 46 percent, to the amount for the deduction. The value of a credit that constitutes such a benefit shall be the tax savings, currently 100 percent thereof. The value of capital losses used to offset capital gains shall be computed at the then current rate appliable to capital gains for corporations.

4.	Payment of Estimated Taxes.  Prior to the paying and filing of estimated consolidated tax declaration by UNITIL, each of the AFFILIATES included in such estimated tax declaration shall pay to UNITIL the amount, if any, of the estimated Federal income tax for which the AFFILIATE would have been liable for that year, computed as though that AFFILIATE had filed a separate estimated tax declaration for such year.

5.	Tax Adjustments.  In the event of any adjustments to the
consolidated tax return as filed (by reason of an amended return, a claim for refund of an audit by the Internal Revenue Service), the liability, if any, of each of the AFFILIATES under Sections 2, 3, and 4 shall be redetermined to give effect to any such adjustment as if it had been made as part of the original computation of tax liability, and payments between UNITIL and the appropriate AFFILIATES shall be made within 120 days after any such payments are made or refunds are received, or, in the case of contested proceedings, within 120 days after a final determination of the contest.

	Interest and penalties, if any, attributable to such an adjustment shall be paid by each AFFILIATE to UNITIL in proportion to the increase in such AFFILIATE'S separate return tax liability that is required to be paid to UNITIL, as computed under Section 2.

6.	Subsidiaries of Affiliates.  If at any time, any of the AFFILIATES acquire or creates one or more subsidiary corporations that are includable corporations of the Group, they shall be subject to this Agreement and all references to the AFFILIATES herein shall be interpreted to include such subsidiaries as a group.

7.	Successors.  This Agreement shall be binding on and inure to the benefit of any successor, by merger, acquisition of assets or otherwise, to any of the parties hereto (including but not limited to any successor of UNITIL or any of the AFFILIATES succeeding to the tax attributes of such corporation under Section 381 of the Code) to the same extent as if such successor had been an original party to this Agreement.

8.	Affiliates' Liability for Separate Return Years.  If any of the
AFFILIATES leaves the Group and files separate Federal income tax returns, within 120 days of the end of each of the first fifteen taxable years for which it files such returns, it shall pay to UNITIL the excess, if any, of
(A) Federal income tax that such AFFILIATE would have paid for such year (on a separate return basis giving the effect to its net operating loss carryovers) if it never had been a member of the Group, over (B) the amount of Federal income tax such AFFILIATE has actually paid or will actually pay for such years.

9.	Examples of Calculations.  Attached hereto and made part hereof , as
"Appendix A to Tax Sharing Agreement By and Between UNITIL Corporation and Its Affiliated Companies", are illustrated examples of the matters contained herein.

IN WITNESS WHEREOF, the duly authorized representatives of the parties hereto have set their hands this tenth day of September, 1985.

UNITIL  CORPORATION

By  /s/ Michael J. Dalton
its President

EXETER & HAMPTON ELECTRIC COMPANY

By  /s/ Michael J. Dalton
its President

CONCORD ELECTRIC COMPANY

By  /s/  Douglas K. Macdonald
its President

UNITIL POWER CORP.

By  /s/ Michael J. Dalton
its President

UNITIL SERVICE CORP.

By  /s/ Peter J. Stulgis
its President

APPENDIX A TO TAX SHARING AGREEMENT
BY AND BETWEEN UNITIL CORPOARATION AND ITS
AFFILIATED COMPANIES

	The allocation agreement follows the Internal Revenue Service Regulations for "basic" and "supplemental" allocation of consolidated return liability and benefits.

	The "basic" method used to allocate UNITIL'S liability shown on the consolidated return is provided by Internal Revenue Code Section 1552(a) and provides for allocation based on the amount of tax liability calculated on a separate return basis.

	The "supplemental" method provides that the tax savings of credits and deductions in excess of the amount of the individual company can use, but which can be used in consolidations, is allocated among the members supplying the savings and the benefiting members reimburse them.

	For example, assume that a three member group has consolidated tax liability of $200,000 and $100,000 respectively. The individual members, A, B, and C have separate return taxable income (loss) of $150,000, $100,000, and $(50,000) and the individual members have separate return liabilities of $75,000, $50,000, and none, respectively. (Loss members are deemed to have a zero tax liability.) Under the proposed method, the Individual tax liability and benefit is allocated as follows:

Member                                 A               B                  C
Taxable Income (Loss)               $150,000        $100,000        $(50,000)
Separate Tax Liability                75,000          50,000           none
Percent of Total ($125,000)               60%             40%              0%
Consolidated Tax Allocation           60,000          40,000           none
Separate Tax Liability                75,000          50,000               0
Less Consolidated Tax                 60,000          40,000               0
                                      15,000          10,000               0
                                         100%            100%
Supplemental Allocation               15,000          10,000               0
Benefits paid to C                  $(15,000)       $(10,000)       $(25,000)


	Regulation 1.1502-33(d) provides the "supplemental" method of allocating tax liability in order to permit members to receive reimbursement for contributing tax deductions or credits to the group. The method adopted by the Company and outlined at Regulation 1.1502-33(2)(ii) provides for immediate reimbursement for the tax year involved. The steps are as follows:

(1)	Tax liability is allocated to the members by the basic method outlined above.
(2)	Each member with a separate company tax will be allocated 100% of the excess of its separate return liability over its share of the consolidated liability under step (1).
(3)	The amounts allocated to benefiting members under Step 2 are credited to the members supplying the capital losses, deductions, credits or
other items to which the savings are attributable.   For this purpose an
amount generated by a member which is in its own separate return tax liability and which is utilized in the computation of the Federal income tax liability of the group shall be deemed to be a tax benefit contributed by the member to the group.

	In some years the Step 2 savings to be credited may be less than the total tax savings items available for use. In such a case, the savings shall be attributed to tax savings items in the order that they are used on the consolidated return and in an amount equal to the savings actually realized.

        Under this method, capital losses would normally be used first to the extent there are capital gains, since these items are netted in order to reach income, and are used before any deductions or credits are taken into account. The value of the capital loss would be the current rate of tax for capital gain income of the loss. The next item to be used would be deductions resulting in a current year operating loss, and these would be valued at the marginal rate of tax on the income they offset. This is normally 46 percent under current law, but would be less for income under $100,000, which falls in to the graduated tax brackets under Reg.1.1502-33(d)
(2), the amount of each graduated rate bracket is apportioned equally by dividing that amount by the number of corporations that where members of the group. Additionally, an alternative is to allocate the amount of each graduated rate bracket based on an election made be each of the companies' and including with that year's tax return. Operating loss carryovers would be used next, and finally credits would be used. Credits will be valued at 100 percent, since they result in dollar for dollar savings. Where the total amount of an item is not used, the savings will be allocated to each member in proportion to his share of the total of that benefit available from all members of the consolidated group.

(4)	Benefiting members will reimburse the other members prior to the filing of the consolidated tax return.

	A more complicated Situation is presented when there are several loss companies. Assume that the facts are the same as above except that there are three loss companies: C, D, and E with the following tax savings items:

                                           C         D        E
Capital Loss                               0       5,000       0
Current Operating Loss                 5,000           0   3,000
Operating Loss Carryover                   0      10,000       0
Credits                                4,000       8,000   4,000


Allocation of the $25,000 benefit from Step 2 would proceed as follows:

                                            C       D       E      Remaining
                                                                    Benefit
Capital Gains @ 28%                         0     1,400       0       23,600
Current Operating Loss Offsetting
 46% Income                             2,300         0   1,380       19,920
Operating Loss Carryover Offsetting
 46% Income                                       4,600               15,320
Credits @ 100% (proportionate)          3,830     7,600   3,830            0
Total Allocated                         6,130    13,660   5,210            0



	Thus companies A and B would reimburse C, D and E for the above amounts. There will be credit carryovers for C, D, and E of $170, $340, and $170, respectively.


Separate Return Liability

	The Allocations and reimbursements outline above use the concept of a "separate return tax liability" as a starting point for allocations. This liability is the amount which a member of the affiliated group would pay of it filed a separate return. It is calculated in three basic steps.

(1)	The rules for consolidated return deferred accounting, inventory adjustments, basis determination, basis adjustments, excess losses, earnings and profits, and obligations of members must be applied.
(2)	Intercompany dividends are eliminated and no dividend received or paid deduction is allowed on intercompany dividends.
(3)	Adjustments are made for specific items used in the consolidated return which must be divided by some equitable method among the members.
	 The third step is the subject of this part of the Appendix. Two different approaches may be taken for the apportionment of the limits, deductions, and exemptions used to reach tax liability.

	It is recognized that each company is a part of an affiliated group, and that all credits, deductions and limitations must be apportioned in some equitable manner.

Specific Apportionments
(1)	Carryovers.  On a consolidated basis, items such as operating losses, capital losses, and contributions will be used first from the current year and then carried forward from the oldest year forward until exhausted. It is the intention of the Tax Sharing Agreement, for allocation and reimbursement purposes, that a member shall use its own carryovers first before it is required to reimburse another member for use of its carryover in consolidation, without regard for the fact that the tax regulations for consolidated returns may require a different order.
(2)	Contribution Deduction.  The amount of the contribution deduction is limited to 10% of consolidated taxable income. Thus the amount allowable may exceed the actual contributions. In order to avoid having a consolidated contribution carryover which is not owned by a member, each member agrees that its deduction be limited to its proportionate share on a separate return basis of the consolidated contribution deduction in a given year, rather than 10% of its separate return income, and that any contribution in excess of such amount be treated as its own carryover. If the consolidated deduction is greater than the separate deductions of the profitable members (thus permitting a deduction for contributions of a loss member) the excess allowable deduction will be allocated to the loss members in proportion to the excess allowable over their available contributions.

Contribution Illustration

Example A                                 A       B       C       Consolidated
Income before contributions            12,000    100   (5,600)        6,500
Contributions -  current                  400     25      100
              -  carryover                300     25
              -  available                700     50      100
10% Limit                                                               650
Allowable on SR basis                   1,200     10
Allowable by agreement                    644      6
Carryover by agreement
              - current                     0     19      100
              - prior                      56     25
Taxable income                         11,356     94   (5,600)        5,850

Example B                                 A       B       C       Consolidated
Income before contributions            12,000   (100)  (5,400)        6,500
Contributions - current only              200     50      200
10% Limit                                                               650
Available on SR basis                     200                           200
Excess deduction allowable                                              250
Allocation by agreement                           50      200
Carryover by agreement                            50      200
Taxable income                         11,800   (150)  (5,600)        6,050


(3)	Tax Brackets.  The members agree that the brackets will first be applied equally to the members with ordinary income. If the allocated amount exceeds income, the excess can be reapplied equally to the other members with remaining income.
(4)	I.T.C. Limitation.   The limitation on 100% utilization of
investment tax credit provided by Internal Revenue Code S46(a)(3), currently $25,000, will be allocated equally among the members with tax liability and available credits, with any excess to be allocated equally to those with remaining liability and credits.
(5)	I.T.C. Limit for Used Property.  The limitations on used property cost deemed eligible for investment credit, currently $215,000, will be allocated equally among the companies that have used property acquisitions with a ten year recovery life in any year. If a member is unable to utilize all of its allocated amount the excess will be allocated proportionately to the members with used property acquisitions in excess of their allocated share. If there are insufficient ten year recovery life assets, the remainder will be allocated to five year recovery life assets in a similar manner. Likewise, if there are not enough ten and five year recovery life assets, the remainder of the $100,000 limitation will be allocated equally to members having three year recovery life used property additions.
(6)	Future Developments.  Any credits, deductions, or other items established by future legislation will be allocated in a manner consistent with the above methods.
	The foregoing examples are for illustrative purposes and are not intended to cover all possible situations that may arise.


Exhibit E	Other Documents - None

Exhibit F	Supporting Schedules

Report of Independent Public Accounts

To Unitil Corporation

      We have audited the consolidated balance sheet and consolidated statement of capitalization of Unitil Corporation and subsidiaries as of December 31, 1996, and the related consolidated statement of earnings, cash flows and changes in common stock equity for the year then ended, included in the 1996 annual report to the shareholders and incorporated by reference in this Form U5S. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Unitil Corporation and subsidiaries as of December 31, 1996, and the consolidated results of their operations and their consolidated cash flows for the year then ended, in conformity with generally accepted accounting principles.

							Grant Thornton LLP

Boston, Massachusetts
February 7, 1997

Exhibit H  Organizational Chart-Not Applicable

Exhibit I  Majority Owned Associate Company - Not Applicable

                            SIGNATURE

    Each undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

UNITIL CORPORATION

By [S] Peter J. Stulgis
     Chairman of the Board &
     Chief Executive Officer

UNITIL SERVICE CORP.

By [S] Peter J. Stulgis
         President

UNITIL RESOURCES, INC.

By [S] George R. Gantz
         President

CONCORD ELECTRIC COMPANY,
EXETER & HAMPTON ELECTRIC COMPANY,
FITCHBURG GAS AND ELECTRIC LIGHT COMPANY.

By [S] Michael J. Dalton
         President

UNITIL REALTY CORP.

By [S] Gail A. Siart
          President

UNITIL POWER CORP.

By [S] James G. Daly
        President


Date April 30, 1997